April 29, 2013

VIA E-MAIL

Kevin Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Saratoga Investment Corp. Registration Statement on Form N-2 File No. 333-186323

Dear Mr. Rupert:

On behalf of Saratoga Investment Corp. (the “Company”), set forth below is the Company’s responses to the accounting comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on a telephone call with you on March 15, 2013 regarding the Company’s registration statement on Form N-2, which was filed with the SEC on January 30, 2013 (the “Registration Statement”).  The Staff’s comments are set forth below and are followed by the Company’s responses.

1.              Comment:  Please confirm to the Staff whether Rules 3-09 and 4-08(g) of Regulation S-X apply to the Company’s investment in GSC Investment Corp. CLO 2007, Ltd. (“Saratoga CLO”).

Response:

The Company has updated the financial statements included in the Registration Statement to include audited information related to the Saratoga CLO in Note 4 to the Consolidated Financial Statements of the Company as of February 29, 2012.  See pages F-69 through F-80 in the Registration Statement.  The Company also undertakes to include in its Annual Report on Form 10-K for the year ended February 28, 2013 (i) audited balance sheets as of February 28, 2013 and February 29, 2012, (ii) audited income statements for the fiscal years ended February 28, 2013, February 29, 2012 and February 28, 2012 and (iii) audited schedules of investments at February 28, 2013 and February 29, 2012 for Saratoga CLO in accordance with Rule 3-09 of Regulation S-X.

2.              Comment:  We refer to the Company’s Consolidated Schedule of Investments as of November 30, 2012 contained in the Registration Statement and note that the amortized cost and fair value for certain of the Company’s investments are the same.  Please explain to the Staff the reason for each such circumstance.

Response:

The Company had three investments that were valued at par at November 30, 2012.  Two of these investments were recently purchased at par (i.e., in the latter part of 2012) and the third investment was purchased at par in the latter part of 2011.  The valuation of each of the investments at November 30, 2012 is supported by the tightening of market yields for similar investments since the date of the Company’s purchase thereof as well as the improved operating and credit profile of each of the portfolio companies (e.g., higher revenues, lower leverage, etc.).

3.              Comment:  In the forepart of the prospectus included in the Registration Statement, please highlight the fact that the Company’s investment in Saratoga CLO is a leverage investment and the risks associated therewith.

Response:

The Company has complied with this comment.  See page 1 of the Registration Statement.

4.              Comment:  Given the significant nature of the Company’s investment in Saratoga CLO, please file the indenture relating thereto as an exhibit to the Registration Statement.

Response:

The Company has complied with this comment.  See Exhibit (k)(6) filed with the Registration Statement.

5.              Comment:  We note that the Company’s 10% unsecured note in Targus Holdings, Inc. is paid solely in payment-in-kind (“PIK”) interest.  Please explain to the Staff why the principal amount of such investment did not increase from February 29, 2012 to November 30, 2012.

Response:

The PIK interest payable on the above-referenced 10% unsecured note is due once a year on December 14th.  Thus, the Company recorded PIK interest in the amount of approximately $170,000 with respect to the unsecured note on December 14, 2012 and, as a result, the principal amount of the unsecured note will increase by such amount in the Company’s schedule of investments for the fiscal year ended February 28, 2013, which will be included in the Company’s upcoming Form 10-K filing with the SEC.

6.              Comment:  We refer to the first table on page F-21 in Note 3. “Investments” to the Company’s unaudited consolidated financial statements.  Please add a column entitled “Weighted Average” next to the column entitled “Range” in that table.  Also, please consider adding a chart to better demonstrate the impact of changes in inputs used in connection with the Company’s valuation process on the fair value of its investments.  The Staff does not believe that the information relating thereto set forth in the paragraph immediately following the table is very helpful to investors in understanding the impact of such changes.

Response:

The Company has added the requested column and will consider adding the suggested chart in connection with the preparation of its upcoming Form 10-K filing with the SEC.

7.              Comment:  We refer to the statement included in Note 3. “Investments” to the Company’s unaudited consolidated financial statements that the Company may use additional methodologies in valuing its loans and debt securities if, in its judgment, the market yield methodology is not sufficient or appropriate.  Please inform the Staff as to whether the Company has used methodologies in lieu of the market yield methodology to value its loans and debt securities.

Response:

To date, the Company has not used any methodology in lieu of (as opposed to in addition to) the market yield methodology to value its loans and debt securities.

8.              Comment:  Please explain why the net asset value of Saratoga CLO does not represent the fair value of the Company’s investment in Saratoga CLO.

Response:

The Company believes that it has already adequately provided such explanation on pages F-23 and F-24 in the Registration Statement.

9.              Comment:  We refer to the columns entitled “Senior collateral monitoring fee” and “Subordinate collateral monitoring fee” contained in the summarized statement of operations of Saratoga CLO included on page F-72 of the Registration Statement.  Please inform the Staff who received the payment of such fees from Saratoga CLO.

Response:

Please be advised that Saratoga CLO pays such fees to the Company in its capacity as the collateral manager of Saratoga CLO.

10.       Comment:  We refer to the “Other” column in the table included in Note 13. “Financial Highlights” to the Company’s audited financial statements Please provide a better explanation of dilution resulting from the “common stock dividend issuance” and consider re-naming such column to more appropriately reflect the substance thereof (e.g., entitling the column “Dilution from Stock Dividend”).  Also, please include such column in an appropriate location in the “Selected Financial and Other Data” table included in the forepart of the Registration Statement.

Response:

The Company has complied with this comment.  See pages 19, F-45 and F-93 of the Registration Statement.

11.       Comment:  We refer to the Company’s consolidated statements of operations.  Please separately categorize each material source of income (e.g., interest income, PIK income and management fee income) in the following buckets: “non-control/non-affiliate investments,” “affiliate investments” and “control investments.”  Also, please confirm that the Company does not hold any “affiliate investments.”

Response:

The Company will comply with this comment in its upcoming Form 10-K filing.  In addition, the Company confirms that it did not hold any “affiliated investments” at November 30, 2012, February 29, 2012 or February 28, 2011.

12.       Comment:  We refer to the Company’s consolidated statements of cash flows.  Please consider including information therein regarding PIK interest income received in cash during the applicable period.

Response:

The Company will comply with this comment in its upcoming Form 10-K filing.

13.       Comment:  The Company should provide the Tandy Letter representations to the Staff in connection with the next amendment filing to the Registration Statement.

Response:

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•                  should the SEC or the Staff , acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the filing;

•                  the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:                                Stephani M. Hildebrandt